seabed-to-surface EARNINGS PRESENTATION FIRST QUARTER ENDED FEBRUARY 28, 2010 APRIL 14, 2010 3:00 PM UK TIME Exhibit 99.2

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April 14, 2010
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Forward-Looking Statements
Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange
Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,”
“expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.
The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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April 14, 2010
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Highlights
Very strong first quarter performance:
Continuing operations:
Revenue of $576 million
Adjusted EBITDA
(a)
of $135 million
Adjusted EBITDA margin of 23.5%
Net income of $53 million
Diluted EPS of $0.23
Factors contributing to this performance:
Our project teams have delivered outstanding execution on several major contracts around the world
Conventional activity has continued to strengthen in West Africa
Good contribution from our joint ventures
Successful result from claims and variation orders on ongoing projects

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April 14, 2010
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Guidance for fiscal year 2010 reiterated
Continuing operations:
Revenue in line with 2009
an Adjusted EBITDA margin lower than 2009 outturn, namely lower than 22.1%
Emerging factors for consideration for 2010 margin:
Strength of the Q1 2010 results
Conventional activity in West Africa continued to strengthen
Strong contribution from our joint ventures expected
Expectation of continued excellent execution
Pricing environment for shorter-term work in the UK North Sea remains very competitive
Impact of further delays in contract awards, beyond our current positive sentiment towards shorter-term work in UK North Sea or Conventional work in West Africa
2010 Guidance

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April 14, 2010
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Stronger oil price and more stable macro environment inspiring greater confidence in industry
SURF market:
Increased tendering activity worldwide
Encouraged that certain major SURF contracts, delayed during 2009, are expected to come to market award
Given the size and complexity of these new major SURF projects –
offshore installation expected to commence beyond 2011
Pricing environment for shorter-term work, particularly in UK North Sea and Gulf of Mexico, remains very competitive
Conventional market in West Africa:
Continues to strengthen - anticipate more activity at good margins
Expect to remain strong in short and medium-term
Acergy’s substantial local presence a competitive strength
Medium-term fundamentals remain strong

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April 14, 2010
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Focused investment in our people and assets has served Acergy well
Successfully managed our cost base without compromising our long-
term strategy
Invested in our assets, including acquisition of Acergy Borealis
Clear and focused strategy – growth expected to be driven by global
SURF market while Conventional market in West Africa remains strong
Well placed to combine our competitive strengths of high calibre engineering and project management skills, together with our high quality assets to capture future growth opportunities
Well positioned to capture growth opportunities

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April 14, 2010
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Financial Highlights
Three -Months Ended
In $ millions, except share and per share data
Feb.28,
2010
Unaudited
Feb.28,
2009
Unaudited
Continuing operations:
Revenue
575.8 503.1
Adjusted EBITDA
(a)
135.2 101.8
Gross profit 147.0 114.8
Net operating income 100.8 71.3
Taxation (23.4) (22.4)
Income – continuing operations 52.6 39.1
Net income – discontinued operations 5.0 1.9
Net income 57.6 41.0
Earnings per share – diluted
Continuing operations 0.23 0.19
Discontinued operations 0.03 0.01
Net earnings 0.26 0.20
Weighted average number of common shares and common
share equivalents outstanding - diluted
184.4m 183.4m
(a)
Refer to appendix for Adjusted EBITDA definition and reconciliation to Net operating income and Net income.

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April 14, 2010
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Regional Performance – continuing operations
Territory 1 - Acergy Northern Europe and Canada
First Quarter 2010:
As expected, lower activity levels during the quarter in an ongoing challenging market environment and fewer projects in installation phase
Good operational progress on DONG Siri and Deep Panuke Projects and completion of Maersk
Lochranza Project
Lower utilisation of regional vessels
Commercial negotiations on Marathon Volund Project continue
Quarter ended Feb.28
$m
91
(1)
2
138
Q110 Q109
Revenue Net operating
(loss) / income

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April 14, 2010
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Regional Performance – continuing operations
Territory 1 - Acergy Asia and Middle East
21
87
13
47
Revenue Net operating income
Q110 Q109
First Quarter 2010:
Good operational progress on Pluto and BHP Pyrenees Projects
SapuraAcergy JV delivered an improved positive contribution
Quarter ended Feb.28
$m

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April 14, 2010
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Regional Performance – continuing operations
Territory 2 - Acergy Africa and Mediterranean
228
37
91
342
Revenue Net operating income
Q110 Q109
First Quarter 2010:
Excellent progress on a number of major projects: Block 15, Angola LNG, EPC4A and PazFlor, together with a good contribution from Sonamet, which remained fully consolidated during the quarter
Good utilisation of regional vessels, including Acergy Polaris which was in planned dry-dock
for part of Q1 2009
Quarter ended Feb.28
$m

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April 14, 2010
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Regional Performance – continuing operations
Territory 2 - Acergy North America and Mexico
1
(4)
5
4
Revenue Net operating (loss) /
income
Q110 Q109
First Quarter 2010:
Absence of active projects resulted in the segment’s operating cost base not being covered by project activity
Quarter ended Feb.28
$m

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April 14, 2010
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Regional Performance – continuing operations
Territory 2 - Acergy South America
5
55
8
85
Revenue Net operating income
Q110 Q109
First Quarter 2010:
Anticipated lower activity levels partly offset by Roncador Manifold Project
Four ships on long-term service arrangements achieved full utilisation
Quarter ended Feb.28
$m

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April 14, 2010
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Regional Performance – continuing operations
Corporate
1
(11)
8
0
Q110 Q109
First Quarter 2010:
Lower utilisation of corporate vessels due to dry-docks and fire on Acergy Falcon
Higher professional fees arising from legal restructuring and organisational optimisation
Partially offset by a strong contribution from Seaway Heavy Lifting and lower contribution from NKT Flexibles
Revenue Net operating
(loss) / income
Quarter ended Feb.28
$m

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April 14, 2010
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In $ millions Three-Months Ended
February 28, 2010
Unaudited
Net income – total operations
57.6
Depreciation and amortisation and Impairment
Other changes in operating assets and liabilities
Other non cash items
Other changes in working capital
34.4
(101.6)
(40.6)
(40.9)
Net cash used in operating activities (91.1)
Capital expenditure
Payment for intangible assets
Proceeds from sale of assets (net of costs of sale)
Advances to associates & JVs
Dividends from associates & JVs
Increase in investment in non-consolidated JVs
(151.8)
(4.0)
0.8
-
-
-
Net cash used in investing activities (155.0)
New borrowings
Exercise of share options
Interest paid on convertible loan note
Dividends paid to shareholders
Dividends paid to minority interests
Increase in bank overdrafts
3.8
0.8
-
-
-
4.9
Net cash generated from financing activities 9.5
Effect of exchange rate changes on cash (20.3)
Change in cash and cash equivalents  (256.9)
Cashflow Highlights

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April 14, 2010
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Balance Sheet Highlights
In $ millions as at
February
28, 2010
Unaudited
November
30, 2009
Audited
(1)
February
28, 2009
Unaudited
Property, plant and equipment
940.5 821.8
899.3
Interest in associates and joint ventures
193.2 190.3
144.2
Trade and other receivables
281.4 297.9
324.5
Assets held for sale
267.6 263.6
1.1
Other accrued income and prepaid expenses
267.0 212.8
237.0
Cash and cash equivalents
(2)
667.1 907.6
677.6
Other assets
138.0 139.1
175.6
Total assets
2,754.8 2,833.1
2,459.3
Total equity
1,084.4 1,099.2
818.4
Non-current portion of borrowings
420.4 415.8
413.0
Trade and other payables
587.7 624.1
620.9
Deferred revenue
232.4 279.8
272.2
Current tax liabilities
88.4 97.9
101.5
Liabilities directly associated with assets held for sale
174.1 174.9
-
Other liabilities
167.4 141.4
233.3
Total liabilities
1,670.4 1,733.9
1,640.9
Total equity and liabilities
2,754.8 2,833.1
2,459.3
(1)
These figures have been extracted from the Audited Consolidated Financial Statements for 2009.
(2)
As at February 28, 2010 cash balances of $667.1 million exclude $87.2 million relating to Sonamet which as at this date is classified as an asset held for sale.

seabed-to-surface April 14, 2010 slide 16 Appendices * * * * *

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April 14, 2010
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Major Project Progression
Continuing Projects >$100m, between 5% and 95% complete as at February 28, 2010
- excl. long-term ship charters
0% 20% 40% 60% 80% 100%
Gumusut (Malaysia)
Pluto (Australia)
Deep Panuke (Canada)
Block 17/18 (Angola)
ALNG (Angola)
PazFlor (Angola)
EPC4A (Nigeria)
Block 15 (Angola)
Moho Bilondo (Congo)
Acergy AFMED Acergy NEC Acergy AME SapuraAcergy JV

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April 14, 2010
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Backlog by Service Capability
SURF
58%
Backlog analysis – continuing operations
Backlog by Award Date
2008
36%
2009
48%
2010
1%
<2007
15%
Backlog by Execution Date
2011
32%
2012+
16%
2010
52%
In $ millions as at: Feb.28.10 Nov.30.09 Feb.28.09
Backlog
(1)
2,469 2,848 2,432
Pre-Backlog
(2)
309 249 75
(1)
Backlog excludes amounts related to discontinued operations as of Feb.28.10: $25 million, Nov.30.09: $43 million, Feb.28.09: $86 million
(2)
Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements
IMR/
Survey
4%
Conventional
38%
Backlog by Segment
NEC
13%
SAM
20%
AFMED
64%
AME
3%

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Segmental Analysis – continuing operations
Territory 1 Territory 2 For the three months
ended Feb.28.10
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 90.6 87.4 341.7 0.5 54.9 0.7 575.8
Net operating (loss) / income (1.4) 20.7 91.0 (3.7) 5.1 (10.9) 100.8
   Investment income 2.4
   Other gains and losses (19.6)
   Finance costs (7.6)
Net income before taxation from continuing operations  76.0

Territory 1 Territory 2 For the three months
ended Feb.28.09
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 138.1 47.1 228.0 4.3 85.3 0.3 503.1
Net operating income  1.5 12.6 37.0 4.6 7.5 8.1 71.3
    Investment income 1.8
    Other gains and losses (1.9)
    Finance costs (9.7)
Net income before taxation from continuing operations 61.5

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Positive contribution from the Mexilhao Trunkline Project
Regional Performance – discontinued operations
Discontinued Operations
7
35
5
32
Revenue Net operating income
Q110 Q109
Quarter ended Feb.28
$m

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April 14, 2010
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(a) Adjusted EBITDA: The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment and intangibles. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the
IASB nor as adopted for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group’s performance. However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to
EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange
Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that
Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income
(as determined in accordance with IFRS), as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Group’s liquidity. The reconciliation of the Group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release. This release also includes a supplemental calculation of
Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment and intangibles. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry. Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above. Adjusted
EBITDA for total operations is the total of continuing operations and discontinued operations.
Adjusted EBITDA

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Reconciliation of Net Income to Adjusted EBITDA
Three-Months Ended
February 28, 2010
Three-Months Ended
February 28, 2009
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
52.6 5.0 57.6 39.1 1.9 41.0
Depreciation and amortisation
30.6 - 30.6 30.5 - 30.5
Impairments
3.8 - 3.8 - - -
Investment income
(2.4) - (2.4) (1.8) - (1.8)
Other gains and losses
19.6 - 19.6 1.9 2.5 4.4
Finance costs
7.6 - 7.6 9.7 - 9.7
Taxation
23.4 1.7 25.1 22.4 1.0 23.4
Adjusted EBITDA 135.2 6.7 141.9 101.8 5.4 107.2
Revenue  575.8 35.4 611.2 503.1 32.3 535.4
Adjusted EBITDA % 23.5% 18.9% 23.2% 20.2% 16.7% 20.0%
Three-Months Ended
February 28, 2010
Three-Months Ended
February 28, 2009
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
100.8 6.7 107.5 71.3 5.4 76.7
Depreciation and amortisation 30.6 - 30.6 30.5 - 30.5
Impairments
3.8 - 3.8 - - -
Adjusted EBITDA 135.2 6.7 141.9 101.8 5.4 107.2
Revenue  575.8 35.4 611.2 503.1 32.3 535.4
Adjusted EBITDA % 23.5% 18.9% 23.2% 20.2% 16.7% 20.0%
Reconciliation of Net Operating Income to
Adjusted EBITDA